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                            May 12, 2022

       Michael Hutchby
       Chief Financial Officer, Secretary and Treasurer
       Cherry Hill Mortgage Investment Corp
       1451 Route 34, Suite 303
       Farmingdale, New Jersey 07727

                                                        Re: Cherry Hill
Mortgage Investment Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 001-36099

       Dear Mr. Hutchby:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed March 15, 2022

       Consolidated statements of changes in stockholders' equity, page 85

   1. We note that within your last two annual reports for 2021 and 2020 on Form 10-K, you provided
consolidated statements of changes in stockholders' equity for two years as opposed to three years.
Please clarify how your presentation is consistent with the
                                                        requirements as
outlined within Rule 3-04 of Regulation S-X.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.
 Michael Hutchby
Cherry Hill Mortgage Investment Corp
May 12, 2022
Page 2


FirstName LastNameMichael Hutchby                   Sincerely,
Comapany NameCherry Hill Mortgage Investment Corp
                                                    Division of Corporation
Finance
May 12, 2022 Page 2                                 Office of Real Estate &
Construction
FirstName LastName